Neos Therapeutics, Inc.

2940 N. Hwy 360
Grand Prairie, TX 75050

February 8, 2016

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F. Street N.E.

Washington, DC 20549

Attention: Irene J. Paik

Re:          Neos Therapeutics, Inc./Application for Withdrawal on Form RW for Registration Statement on Form S-1 (File No. 333-209237)

Ladies and Gentlemen:

Neos Therapeutics, Inc. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-1 (File No. 333-209237), initially filed with the Securities and Exchange Commission (“SEC”) on January 29, 2016, as thereafter amended, together with all exhibits and amendments thereto (“Registration Statement”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Company may undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Joseph C. Theis, Jr., Esq. of Goodwin Procter LLP, via email at jtheis@goodwinprocter.com or via facsimile at (617) 801-8864. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney Joseph C. Theis, Jr., Esq. at (617) 570-1928. Thank you for your assistance.

Very truly yours,

Neos Therapeutics, Inc.

By:	/s/ Richard Eisenstadt
Richard Eisenstadt
Chief Financial Officer

cc:	Vipin Garg, Ph.D., Neos Therapeutics, Inc.
Mitchell S. Bloom., Esq., Goodwin Procter LLP
Joseph C. Theis, Jr., Esq., Goodwin Procter LLP
John T. Rudy, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.